FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

For April 11, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

By:
Name: Tim Score
Title: Chief Financial Officer

Date: April 11, 2002

ARM Holdings plc

INDEX TO EXHIBITS

<u>Item</u>

1. Press release dated April 11, 2002
2. Notification of outstanding share balance
3. Disclosure of interest in shares

Item 1

ARM, IMAGINATION TECHNOLOGIES AND SUPERSCAPE COLLABORATE TO DELIVER SEAMLESS 3D USER EXPERIENCES ON WIRELESS DEVICES

CAMBRIDGE, UK, KINGS LANGLEY, UK and HOOK, UK– Apr. 11, 2002, ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, Imagination Technologies (LSE:IMG), developers of the PowerVR range of 3D, video and graphics IP cores, and Superscape plc (LSE:SPS), the software technology company specializing in interactive 3D for mobile platforms, today announced that they are collaborating to develop and deliver powerful, seamless 3D experiences to users of mobile devices. The three companies will work closely together to integrate their complementary technologies to provide developers with a completely compatible hardware and software solution.

Superscape's Swerve 3D enabling software technology (comprising Swerve Client, Swerve Author and Swerve Applications) has been developed in close collaboration with ARM to deliver compelling interactive 3D user experiences to mobile phones. Imagination Technologies' PowerVR MBX graphics core, is designed for integration alongside ARM® microprocessor cores in a SoC (system-on-chip) solution and will enable the migration of high-performance modern 3D and video graphics content to mobile platforms.

As the importance of 3D-enabled mobile platforms grows so does the need for both sophisticated content-enabling technologies and a route to hardware-accelerated functionality. Developers of Swerve technology-enabled content can now also access hardware 3D acceleration features comparable to the capabilities of games consoles or PC platforms. By working with both PowerVR and Swerve technologies, ARM can offer its Partners consistent, scalable solutions for advanced 3D content across a wide range of mobile devices.

"Delivering an exciting 3D experience on power constrained mobile devices presents a significant challenge to hardware and software developers," said Steve Evans, VP,

Segment Marketing, ARM "Through our close cooperation with Imagination Technologies and Superscape, we will be well placed to offer our Partners a compelling solution to meet these challenges."

"By combining the software applications like Swerve and the hardware microprocessor and graphics cores from ARM and PowerVR Technologies, it is possible to create a powerful, flexible platform for advanced 3D graphics on phones and PDAs," said John Metcalfe, VP Business Development, PowerVR Technologies. "This is the next logical step in the evolution of 3D content for ARM core-based mobile platforms. Using Swerve as a content enabling mechanism and PowerVR MBX as the hardware rendering mechanism will allow customers to develop graphically superior next generation mobile devices and the graphical content to excite users."

"This announcement brings to users and developers, a path for 3D content on mobile platforms which offers a migration route from software content right through to advanced hardware acceleration," said Kevin Roberts, CEO, Superscape plc. "Superscape is now beginning to work with other ARM Partners, many of whom have complementary technologies to our own Swerve 3D applications platforms as well as access to the worldwide wireless marketplace. Imagination Technologies is an excellent example of this widening of our sphere of activities. There is already considerable synergy between our three companies; this collaboration will undoubtedly strengthen this and enable us jointly to offer powerful, robust 3D experiences to the mobile user community."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Imagination Technologies

Imagination Technologies Group plc is an international IP licensing company that develops, licenses and supplies market-leading 2D/3D graphics, digital video, Digital Signal Processing, audio and speech technologies for the consumer entertainment and PC markets. It supplies both licensable IP (Intellectual Property) and advanced development tools to leading semiconductor and consumer electronics companies worldwide. Imagination Technologies Group plc has its corporate headquarters in the United Kingdom and is publicly traded on the London Stock Exchange (FTSE:IMG). See: www.imgtec.com.

About Superscape

Superscape specializes in the development of interactive 3D(i3D) technology. The company has sixteen years experience working in this area, with recent projects including development of the highly successful Harry Potter game for LEGO Media. Superscape's Swerve, comprising software and services, has been developed for wireless environments and has been endorsed by some of the world's key players in this sector. Working in close collaboration with ARM, Swerve is an enabling technology for wireless devices delivering a new generation of multimedia for feature-rich 2.5 and 3G mobile phones. Swerve comprises a 3D engine, authoring tools and a range of associated content development and integration services, designed to offer a complete yet flexible solution.

Applications for Swerve include messaging systems, entertainment, branding and location based information services. Swerve 3D is available for Java ™ (J2ME) platforms, as well as a range of native operating system environments.

Superscape is quoted on the London Stock Exchange and has corporate headquarters in Hook, Hampshire (UK) and San Clemente, California (USA) with regional offices in Tokyo, New Jersey, Paris, Sydney and Barcelona. For more information, visit www.superscape.com.

- ends -

ARM is a registered trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; and ARM France SAS.

Item 2

ARM

For the purposes of this Notification an outstanding share balance of 1,014,767,176 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so we may make the necessary revisions to this Notification.

Should you have questions or require additional information, please contact Inmo Khang at (213)452-2064 or Gina Martinez at (213)452-2295, or send a fax message to (213)486-9698. Alternatively, you may contact us via E-mail at NonUSReporting@capgroup.com.

Regards,

Gina Martinez
Compliance Associate

198/90/I

To: Arm Holdings plc
110 Fulbourn Road
Cambridge
CB1 9NJ
England

Date: 5 April 2002

SECTION 198 NOTIFICATION
Notification of Increase

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, Inc., Capital International S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (1,014,767,176 shares outstanding)

Number of shares in which the Companies have an interest:

60,935,045

Name(s) of registered holder(s):

See Schedule B

As of 5 April 2002

Arm Holdings plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	**60,935,045**	**6.00%**
Holdings by CG Management Companies and Funds:		
• Capital Guardian Trust Company	27,057,297.00	2.67%
• Capital International Limited	16,791,198.00	1.65%
• Capital International S.A.	3,856,240.00	0.38%
• Capital International, Inc.	230,310.00	0.02%
• Capital Research and Management Company	13,000,000.00	1.28%

Schedule A

Schedule of holdings in Arm Holdings plc
As of 5 April 2002

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	4,129,900
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	594,117
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	10,738,472
BT Globenet Nominees Ltd. 1 Appold Street Broadgate London EC2A 2HE	254,200
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	4,662,208
Cede & Co. 55 Water Street New York, NY 10006	414,000
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	1,058,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	661,400

Citibank London 11 Old Jewry London EC2R 8D8 UK	638,600
Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	3,316,800
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	12,800
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	72,700
State Street Bank & Trust Co.	60,200
Citibank NA Toronto	52,500
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	16,200
ROY Nominees Limited 71N Queen Victoria Street London EC4V 4DE United Kingdom	38,400
Mellon Nominees (UK) Limited 150 Buchanan Street Glasgow G1 2DY United Kingdom	334,100

Clydesdale Bank plc	1,800
TOTAL	27,057,297

Capital International Limited

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF	464,700
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	3,153,773
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	3,837,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	239,400
Bankers Trust 59 1/2 Southmark Street 2nd Floor London SEI 0HH	3,273,900
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	89,000
Citibank London 11 Old Jewry London EC2R 8D8 UK	139,400
Morgan Guaranty 83 Pall Mall London SW1Y 5ES UK	379,100

Nortrust Nominees 155 Bishopsgate London EC2M 3XS United Kingdom	2,791,581
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	29,600
MSS Nominees Limited Midland Bank plc Mariner House, Pepys London EC3N 4DA	119,400
State Street Bank & Trust Co.	171,100
Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	64,200
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	599,000
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	876,900
Northern Trust AVFC South Africa	934,100
KAS UK Kass Associate P.O Box 178 1000 AD Amsterdam	45,744

Bank One London	182,500
TOTAL	16,791,198

Capital International S.A.

Registered Name	Local Shares
State Street Nominees Limited Canary Wharf 27th Floor. 1 Canada Square London E14 5AF	25,800
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY	109,800
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD	917,300
Credit Suisse London Branch 24 Bishopsgate London EC2n4BQ UK	57,800
Midland Bank plc 5 Laurence Poutney Hill EC4R 0E, United Kingdom	266,300
Barclays Bank Barclays Global Securities Services 8 Angel Court London EC2R 7HT	41,900
Royal Bank of Scotland Regents House, 42, Islington High St London N1 8XL UK	1,482,800
National Westminster Bank	189,200

Lloyds Bank Central Settlement Section Branches Stock Office 34 Threadneedle Street	56,400
Vidacos Nominees Ltd. Citibank N.A. Lewisham House, 25 Molesworth St. London SE13 7EX	117,000
RBSTB Nominees Ltd. 67 Lombard St London EC3 3DL United Kingdom	26,000
Citibank NA Toronto	31,100
Deutsche Bank AG 23 Great Winchester Street London EC2P 2AX United Kingdom	319,300
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA	215,540
TOTAL	**3,856,240**

Capital International, Inc.

Registered Name		Local Shares
State Street Nominees Limited Canary Wharf 27th Floor, 1 Canada Square London E14 5AF		80,100
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		30,900
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		119,310
	TOTAL	**230,310**

Capital Research and Management Company

Registered Name		Local Shares
Chase Nominees Limited Woolgate House Coleman Street London EC2P 2HD		13,000,000
	TOTAL	**13,000,000**

Item 3

Your Fax: 01223 400410

22 March, 2002

Legal & General

Investment Management
Bucklersbury House
3 Queen Victoria Street
London EC4N 8NH
Telephone 020 7489 1888

Arm Holdings Plc
100 Fulbourn Road
Cambridge
CB1 9NJ
Attn: Company Secretary

Companies Act 1985 - Disclosure of Interest in shares

Consequent upon a transfer into management of 441,000 shares on the 21 March 2002, we now hold the following number of shares which are not subject to a concert party and will be registered as follows:

Material Interest

HSBC Global Custody Nominee (UK) Ltd A/c 886603	2,195,000	
HSBC Global Custody Nominee (UK) Ltd A/c 775245	4,650,955	
HSBC Global Custody Nominee (UK) Ltd A/c 252605	814,000	
HSBC Global Custody Nominee (UK) Ltd A/c 360509	757,000	
HSBC Global Custody Nominee (UK) Ltd A/c 357206	21,103,576	
HSBC Global Custody Nominee (UK) Ltd A/c 904332	87,200	
HSBC Global Custody Nominee (UK) Ltd A/c 866203	757,000	
	30,364,731	3.00%

Please note that this percentage is based on our understanding that your issued share capital is 1,011,748,174.

Please address any queries you may have to Michelle Lawrence on 0207 528 6701.

Yours faithfully,

Kate Jarvis
Group A Signatory

Lee Toms
Group B Signatory

Andrew Fairhurst / ~~Kristina Hughman~~
Group C Signatory